December 6, 2006

VIA EDGAR FILING

To: United States Securities and Exchange Commission
        100 F Street, N.E.
        Mail Stop 3561
        Washington, D.C. 20549
       Attention: Babette Cooper
    RE:     Registrant Name: Protokinetix, Inc. (the “Company”)

Dear Ms. Cooper:

This office represents the Company as special legal counsel. Please accept the below narrative which has been prepared by the Company in response to your communication dated November 15, 2006 regarding the review of the Company’s 10-KSB/A for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission on August 16, 2006 (the “10-KSB/A”). The Company’s response has been prepared based on a review of materials in the possession of the Company at this time. The Company reserves the right to amend its response to include additional information should such additional information become available to the Company and provide a more complete answer to an element of the subject inquiry

Financial Statements

Comment Number One: We note your response to our prior comment 4 stating you do not consider the intangible assets impaired because the “assets are the licenses associated with the future products of the company.” You have not earned any revenue, you have cumulated losses, no operating history and you state an investment in you company is extremely risky. You state you have no finished commercial product and no final patents and also disclose you may have to go through an FDA approval process for you potential products. Based on the above, it appears there is significant uncertainty as to whether the assets will be recoverable. Please provide us with a thorough explanation of your accounting treatment at the time the expenditures were incurred, as well as testing for impairment at subsequent dates. Explain how your treatment is consistent with applicable authorative guidance, including SFAS 144, and provide us with the related analysis used to support recoverability. Explain how any assumptions underlying the estimates of future cash flows used to test recoverability are reasonable, given the factors noted above.

Response: The intangible assets on the balance sheet as at December 31, 2005 of $3,110,000 are made up of two separate intellectual properties; two anti-body technology platforms and the Anti-freeze Glycoprotein (AFGP) family of molecules ($2,400,000 and $710,000 respectively)

The two anti-body technology platforms were purchased in 2003 pursuant to the issuance of 1,600,000 shares of the Company’s stock with a valuation of $0.15 per share creating a cost base of $2,400,000. The AFGP license was purchased, under similar circumstances, in 2004 for 1,000,000 shares at $0.71 creating a cost base of $710,000. As these two intellectual properties were purchased in separate transactions there is no relative fair value issue here. The fair value is the cost the Company was prepared to pay for these properties.

These two intellectual properties currently have an indefinite useful life and therefore are not being amortized. The Company reviews the various risk factors, from time to time (at least annually), to determine whether circumstances have changed that would affect the indefinite useful life guideline currently employed.

The development of a commercially viable product will be dependant on the success of the on-going scientific research. To date, the Company has a number of positive results that may lead to marketable products but the research may takes years to determine the full scope and uses for the acquired technologies.

Although SFAS 144 does not apply in this circumstance (paragraph 5 states: “This statement does not apply to (a) …, (b) intangible assets not being amortized, …”) it is the Company’s belief that if successful in developing a commercially viable product that the future cash flows will greatly exceed the carrying value currently reflected on the balance sheet. It is the Company’s belief that we have adequately disclosed the risks associated with investment in the Company and recording any impairment to establish a new carrying value other than zero would be arbitrary and inappropriate.

I hope that the information provided and attached hereto adequately responds to your request. Should you wish to discuss any of the enclosed materials or responses to your questions, please feel free to contact me at my office at 760-804-8844, extension 205, or by e-mail at mark@tblf.com.

Very truly yours,

    /s/ Mark L. Baum__________
The Baum Law Firm, P.C.
Mark L. Baum, Esq.
Special Legal Counsel
Protokinetix, Inc.

CC:  Protokinetix, Inc.
         Dr. John Todd, M.D.
         604-687-9887 (phone)
         604-687-6652 (facsimile)